UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Sentio Healthcare Properties, Inc.

(Name of Subject Company)

Sentio Healthcare Properties, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

817304 108

(CUSIP Number of Class of Securities)

John Mark Ramsey

President and Chief Executive Officer

Sentio Healthcare Properties, Inc.

189 South Orange Ave., Suite 1700

Orlando, FL 32801

(407) 999-7679

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Damon M. McLean

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by Sentio Healthcare Properties, Inc. (the “Company”) and Sentinel RE Investment Holdings LP (the “Co-bidder”) to purchase up to $35 million (or approximately 4,117,647 shares) of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of the Company, at a price of $8.50 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2014 attached as Exhibit (a)(1)(B) to the Schedule TO-T filed with the Securities and Exchange Commission (the “SEC”) by the Co-bidder on April 28, 2014, as amended from time to time (the “Offer to Purchase”).

As discussed below, neither the Company nor its board of directors (the “Board of Directors”) makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

Item 1.	Subject Company Information

(a) The name of the issuer is Sentio Healthcare Properties, Inc. and the address and telephone number of its principal executive offices are 189 S. Orange Ave, Suite 1700 Orlando, Florida 32801 and (407) 999-7679, respectively.

(b) The title of the subject class of securities is the common stock of the Company, $0.01 par value per share. As of the close of business on April 28, 2014 , there were 12,564,644 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(d) This Schedule 14D-9 relates to the Tender Offer by the Company and the Co-bidder to purchase up to $35 million (or approximately 4,117,647 shares) of Shares, at a price of $8.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2014 attached as Exhibit (a)(1)(B) to the Schedule TO-T filed with the SEC by the Co-bidder on April 28, 2014, as amended from time to time.

Unless the Tender Offer is extended, it will expire at 5:00 p.m., Eastern Time, on Friday, May 23, 2014.

According to Co-bidder’s Schedule TO, its business address and telephone number is:

9 West 57th Street, Suite 4200
New York, New York 10019
Phone Number: (212) 750-8300

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Co-Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for (A) the agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Director Compensation,” “Certain Transactions with Related Persons,” “Ownership of Equity Securities by Directors and Executive Officers” and “Ownership of Equity Securities by Certain Beneficial Owners” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 21, 2014 and incorporated herein by reference and (B) the agreements, arrangements or understandings described in the Offer to Purchase under “Certain Effects of the Offer,” which description is incorporated by reference herein. The definitive proxy statement on Schedule 14A and the Offer to Purchase are available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Neither the Company nor the Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Price, Number of Shares, Expiration Time,” and “Purpose of the Offer” is incorporated herein by reference.

(c) The directors and executive officers of the Company are entitled to participate in the Tender Offer on the same basis as other Stockholders; however, all of the directors and executive officers of the Company have advised us that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own). To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the Offer to Purchase under “Miscellaneous” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company

(b) The information set forth in the Offer to Purchase under “Certain Information About the Company” and “Certain Information About the KKR Investor” is incorporated herein by reference.

Item 7.	Purposes of the Transaction and Plans or Proposals

(d) As noted above, this Schedule 14D-9 relates to a tender offer being conducted jointly by the Company and the Co-bidder. Other than as set forth in the offer to purchase related to the Tender Offer included as Exhibit (a)(1)(B) to Schedule TO-I filed by the Company with the SEC on April 10, 2014, as amended from time to time, which offer to purchase is incorporated by reference herein, the Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, other than as described in the offer to purchase filed by the Company with the SEC on April 10, 2014 with respect to the Tender Offer, as amended from time to time, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

(b) Not applicable.

(c) Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Part 1. Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 21, 2014 (which section is incorporated herein by reference).

Item 9.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTIO HEALTHCARE PROPERTIES, INC.

By:	/s/ Sharon C. Kaiser
Title:	Chief Financial Officer
Date:	April 28, 2014

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(A)	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-I filed by the Company with the SEC on April 10, 2014
(a)(1)(B)	Offer to Purchase, dated April 10, 2014, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-I/A filed by the Company with the SEC on April 28, 2014*
(a)(1)(C)	Offer to Purchase, dated April 10, 2014, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by the Co-bidder with the SEC on April 28, 2014**
(a)(1)(D)	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-I filed by the Company with the SEC on April 10, 2014
(a)(1)(E)	Form of Notice of Withdrawal, incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-I filed by the Company with the SEC on April 10, 2014
(e)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on March 21, 2014***
(e)	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 21, 2014****
(g)	Not applicable

*	Incorporated by reference as provided in Item 7 hereto.
**	Incorporated by reference as provided in Items 3, 4, 5 and 6 hereto.
***	Incorporated by reference as provided in Item 3 hereto.
****	Incorporated by reference as provided in Item 8 hereto.